SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF STATUTORY COMPLIANCE AND AUDIT COMMITTEE OF BRASKEM S.A.

INTERNAL RULES OF THE COMPLIANCE AND AUDIT COMMITTEE OF BRASKEM S.A.

1.	Objectives

The Compliance and Audit Committee (“CCAE” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) is a statutory and permanent advisory body that in relation to Braskem’s Board of Directors (“BoD” or “Board”) regarding the matters described in item 2 of these Internal Rules (“Rules”).

The CCAE is subject to the applicable laws and regulations, in particular Law 6404/76, CVM Resolution 23/21, the Sarbanes-Oxley Act ("SOX"), the Shareholders' Agreement filed at the Company's headquarters, as applicable, the Company's Bylaws ("Bylaws"), and these Internal Rules. In performing their duties, the Committee members must act in compliance with the Company's mission and values and conduct their work in accordance with the best Corporate Governance practices. It is the duty of the members of the CCAE to comply with and enforce these Rules, and to perform their duties with loyalty and diligence and to keep confidential the information to which they have access.

The CCAE has operational autonomy and annual budget allocation, within limits approved by the Board, to effectively implement its duties described in item 2 below, including to the extent necessary to conduct or determine the conduct of consultations, evaluations, and investigations within the scope of such duties, and will report directly to the Board, acting independently from the Management.

2.	Duties

2.1.	The CCAE shall:

i.	Support the BoD in matters related to Braskem’s commitment to act in an ethical, fair and transparent manner, consonant to the best applicable global practices, standards, rules and laws, as well as to monitor, recommend the correction or improvement, and follow up on the fulfillment of the guidelines set forth in the Company’s policies related to compliance, auditing and risk management, among them:

•        compliance system;

•        anti-corruption measures;

•        internal controls;

•        internal audit;

•        risk management;

•        privacy and protection of personal data;

•        related parties;

•        safety;

•        free competition; and

•        code of conduct.

ii.	Submit to the BoD, on an annual basis, the CCAE's program for the fiscal year that will include, among others, (i) the alignment of goals for the year that will be the object of appreciation and deliberation by the BoD, regardless of others that the CCAE may deem fit to submit to the BoD; and (ii) the CCAE and compliance area budget, including the internal audit area, compatible with the scope of their activities and needs, encompassing, at least, the necessary resources to implement and manage the initiatives of the Data Privacy and Protection Program and the professional improvement and continuous education plan for their members and the Head of Compliance (“R- Compliance”) and staff;

iii.	Approve significant changes in the macro-structure of the R-Compliance;

iv.	Issue an opinion to the BoD on the selection and dismissal of the Company's independent external auditors;

v.	Approve the remuneration of the Company's independent external auditor for independent auditing;

vi.	Approve the choice, hiring, substitution and remuneration of the Independent Auditors for the performance of extra-audit services, observing the provisions of the Policy for Contracting Independent Auditors;

vii.	Approve, on an annual basis, (i) the independent external auditors' work plan; and (ii) the list of pre-approved services that can be provided in a given fiscal year by them;

viii.	Monitor and follow up the work of the independent external auditors, which must directly report to the CCAE, in the works of preparation and issue of audit reports of Braskem’s financial statements or in any other audit service, accounting review and certification, including, without limitation, the evaluation of (i) the integrity of the financial statements; (ii) the compliance with the legal and regulatory requirements applicable to Braskem; and (iii) the independence and quality of the services provided, including its appropriateness regarding the Braskem’s needs;

ix.	Monitor the quality and integrity of the quarterly information, interim statements and financial statements, including legal and administrative contingencies;

x.	Monitor the integrity and quality of the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not foreseen in the usual financial statement reporting structure;

xi.	Meet periodically with the Company’s administration and the independent external auditors, as well as propose and mediate the resolution of conflicts that may arise between them in the preparation the financial statements, including, among others, difficulties related to the audit;

xii.	Assess, prior to BoD’s deliberation, the approach and methodology to be used to evaluate Company’s risk exposure and the criteria and limits used to prioritize the risks to be reflected in the Global Corporate Risk Map, as well as revise them every two years or within shorter periods, if necessary;

xiii.	Assess annually, prior to BoD’s deliberation, the impact and probability scales to assess the risks and the Global Corporate Risk Map;

xiv.	Assess and conduct permanent and effective monitoring of risk exposure, including the Global Corporate Risk Map and Treatment Plans, the compliance system, the internal control systems and compliance with laws, rules and regulations, as well as the Company's Policies, including requiring detailed information on Policies and procedures related to management compensation; the use of Company assets; and expenses incurred on behalf of the Company;

xv.	Monitor the treatment of priority risks in the Global Corporate Risk Map;

xvi.	Assess, prior to BoD’s deliberation, the annual internal audit plan;

xvii.	Supervise the quality and integrity of works and the adaptation of activities of the Compliance area, including the Internal Controls, Compliance, Risk Management, Personal Data Privacy and Protection, Internal Audit, as well as the process of preparing the financial statements of the Company;

xviii.	Evaluate, prior to BoD’s deliberation, any matter from the Compliance area that may be submitted to the BoD by those responsible for Compliance, Risks, Internal Controls, and Internal Audit;

xix.	Monitor, on a continuous base and effective basis, the implementation of privacy and protection of personal data measures by the Company, including events related to personal data breaches and/or security incidents and decisions by the Privacy Committee;

xx.	Evaluate the Privacy events that are forwarded by the Privacy Committee to the CCAE and propose referrals when appropriate;

xxi.	Report to the BoD material events related to security incidents and/or personal data breaches and the appropriate treatment measures adopted by the Company;

xxii.	Conduct, monitor and review the results of investigations regarding matters within the scope of its duties or when it involves the R-Compliance or any member from its staff, in addition to analyzing the results of investigations involving members of the BoD, the Braskem Business Leader (“Braskem BL”) or anyone directly under their command;

xxiii.	Propose to the BoD supplementary Policies required for the CCAE’s operations, as well as the update of the Company’s Policies regarding compliance, and promoting their implementation with a focus on education, awareness and prevention;

xxiv.	Pursue the continuous improvement of Braskem’s compliance system, promoting interaction with renowned domestic and international entities aimed at the best compliance practices;

xxv.	Interact with members, independent auditors, legal advisors and other external advisors, as required, to improve the Company’s compliance practices;

xxvi.	Provide the operating experience of the CCAE to the members of the Company and its controlled companies, seeking to improve compliance in their respective businesses;

xxvii.	Evaluate, prior to BoD’s deliberation, the appropriateness of transactions subject to the approval of the BoD between the Company and its related parties, as provided for in the Company's Bylaws and in the Policy of Transactions with Related Parties of the Company, observing the provisions in item 2.2 of these Rules as well as to carry out the monitoring, including the respective evidences, jointly with the Management and the internal audit area, considering the report to be submitted quarterly, by the Ethics Committee to the CAEC, with the transactions with related parties approved by the Ethics Committee in the period;

xxviii.	Learn about the transactions entered into between the Company and entities in which the Company's Board Members hold any equity interest (in the case of a closely-held company), or an equity interest equal to or greater than 20% (in the case of a publicly-held company), or entities in which such Board Members hold administrators positions, respecting the same materiality criteria as for Related- Party Transactions;

xxix.	Verify, at least every six months, the adherence of trades in the Company's securities made by Members who are signatories to Individual Investment Plans ("IIPs") and Individual Divestment Plans to the commitments made by such Members in the respective plans they formalized with the Company's Investor Relations officer;

xxx.	Provide an opinion, prior to BoD’s assessment, about the Qualification, the execution of an Indemnity Instrument, as well as the respective Expenditures in the cases within the competence of the BoD’s (according to terms defined in the Company’s Indemnity Policy);

xxxi.	Assess the Qualification and approve the execution of an Indemnity Instrument, as applicable, with Officers, Former Officers, Members of the Fiscal Council and Former Members of the Fiscal Council, Members and Former Members of the Company, as well as analyze and approve the respective Expenditures (according to terms defined in the Company’s Indemnity Policy);

xxxii.	Monitor, every six months, the Expenditures resulting from Indemnity Commitments that have been granted by the CCAE;

xxxiii.	Assess, prior to BoD’s deliberation, due diligence results related to compliance, in the matters subject to BoD’s approval, as set forth in the bylaws;

xxxiv.	Ensure the existence of procedures for receiving and managing reports, including anonymous and confidential ones by Braskem Members or third parties, regarding accounting practices, internal controls, issues related to the Company's audit or any other report questioning compliance with legal or regulatory provisions and the Company's internal rules;

xxxv.	Analyze and recommend to the BoD, in line with the opinion of the Vice-President of Legal Affairs at Braskem (“VP-Legal”), the mandatory communication to any authorities or third parties of any irregularities identified in an internal investigation;

xxxvi.	Aid in establishing, only in case there is no consensus within the Ethics Committee, the existence or not of a Conflict of Interest (“Conflict”), whether actual or apparent, as defined in the Braskem’s Global Compliance System Policy regarding such matter and, upon verification of such existence, set forth a plan to mitigate the Conflict;

xxxvii.	Review, approve and set forth the mitigation plans for real or perceived Conflicts communicated by BoD members;

xxxviii.	Propose to the Ethics Committee the resolution of matters sent thereby to the CCAE;

xxxix.	Support the BoD in assessing the reasons for qualification under the independence criteria of candidates to members of the BoD, as established in the Company's own policy, and according to CVM Resolution 23, when applicable, on the occasion of the call for the Meeting that will elect them, and, in the years subsequent to their election, if the Board Members declared to be independent continue to meet the applicable independence criteria, as well as to indicate and justify any circumstances that may compromise their independence;

xl.	Support the BoD in assessing the reasons for qualification under the independence criteria of the candidates who are not members of BoD for members of the CCAE established in CVM Resolution No. 23, prior to the meeting of the BoD that will elect them, and, in the years subsequent to their election, whether the members who are not members of BoD remain in compliance with the rule's independence criteria, as well as to indicate and justify any circumstances that may compromise their independence;

xl.	Appraise, in the first meeting after the election on the Board of Directors’ members at the Annual General Meeting, the schedule of the annual meetings for the current and next years;

xli.	Approve, in the last meeting of each fiscal year, the Basic Agenda of the annual meetings for the next fiscal year, as proposed by its coordinator, encompassing the activities incumbent on the CCAE and others which may be necessary to comply with the work requests set forth by the BoD;

xlii.	Prepare annual summary report, to be presented together with the financial statements, as well as the detailed annual report containing the description of: (a) its activities, the results and conclusions reached, and recommendations made; and (b) any situations in which there is a significant disagreement between the Company's management, the independent external auditors and the CCAE regarding the Company's financial statements. The Company must keep at its headquarters and at the disposal of CVM, for a period of five (5) years, a detailed annual report prepared by the CCAE; and

xliii.	Perform any other functions attributed to the audit committee in CVM Resolution 23, in SOX or any other laws or regulations that substitute or complement them.

2.2.	The transactions between the Company and the post-employment benefit plan entity, the beneficiaries of which are employees of both entities, will be evaluated by the People and Organization Committee, due to the affinity of these transactions with the topic of people and organization, prior to consideration by the Board.

2.3.	In order to conduct its powers and duties, the CCAE may:

i.	Hire and use, acting externally in an independent manner, legal services with third parties, in specific situations; consultants or other professionals, if deemed necessary for the proper performance of its duties, including for the conducting of investigations. The hiring process shall comply with Braskem’s guidance documents on the matter;

ii.	Receive the necessary subsidies from the areas of Finance and Compliance and other areas, as applicable, and seek other information deemed pertinent to the performance of its duties from Members, who will be oriented to cooperate with requests from the CCAE or contracted advisors; and

iii.	Meet with the members, independent auditors, legal counsel and other external consultants, when necessary to perform its duties.

3.	CCAE’s Operation

3.1 Composition and Term of Office

The CCAE is composed of five (5) members chosen by the Board of Directors by indication of its Chairman ("P-BoD"), for a mandate of two (2) years, who will hold office for a maximum of ten (10) years, and one of its members must be indicated as Coordinator of the CCAE.

Officers and employees of the Company, its controlled companies, controlling company, affiliates or companies under direct or indirect common control are prohibited from participating in the CCAE composition.

The CCAE must have in its composition (i) three (3) independent members of the Company's Board of Directors, as defined in the Company's policies; and (ii) two (2) members that are not part of the BoD.

For purposes of compliance with CVM Resolution No. 23/21, at least one (1) of the three (3) members of the Board of Directors of the Company part of the CCAE shall simultaneously satisfy the independence criteria set forth in the Company’s own policy and the independence criteria set forth in CVM Resolution No. 23/21 or any other that may replace it.

The two (2) members that are not part of the Board of Directors are independent members, pursuant to CVM Resolution 23/21, and shall be chosen by said body among those indicated in a list to be submitted by the Chairman of the Board of Directors (P-BoD), prepared by a specialized company, with evidenced experience, the indication of names by the shareholders not being allowed. Reelections will be discussed and voted by the Board of Directors, without the need for a new selection process.

At least one of the members of the CCAE must have recognized experience and knowledge, including in the areas of corporate accounting, auditing and finance, which characterizes him/her as an independent financial expert, pursuant to CVM Resolution No. 23/21 or any other that may replace it, the U.S. laws applicable to the Company and listing rules to which the Company is subject, and the financial expert may or may not be a member of the Board of Directors ("Expert Member").

The members of the CCAE must meet the requirements of Art. 147 of the Corporations Act, and the term of office of the members of the CCAE must coincide with the term of office of the Board. If a CCAE member permanently ceases to hold his or her position as director prior to the end of his or her respective term of office, the Chairman of the Board of Directors (P-BoD) shall timely appoint a substitute, subject to the BoD’s approval.

The CCAE member position may not be delegated.

If a member of CCAE who is not a member of BoD permanently ceases to hold his or her position as director prior to the end of his or her respective term of office, the Chairman of the Board of Directors (P-BoD) shall exceptionally and temporarily appoint a substitute, subject to the BoD’s approval. Within sixty

(60) days, extendable for another sixty (60) days, as of the vacancy of a member who is not a member of BoD, the Chairman of the Board of Directors (P-BoD) must submit to the BoD a list of potential candidates, independent under the terms of CVM Resolution 23/21, according to a survey prepared by a specialized company and with proven experience, and the indication of names by shareholders is not allowed.

Having held a mandate for any period, the members of the CCAE can only rejoin such body, in the Company, after at least three (3) years have elapsed from the end of the mandate.

The replacement of a member of the CCAE must be communicated to the CVM within seven (7) working days or ten (10) calendar days as of the replacement, whichever is shorter.

3.2.	Independence Criteria CVM Resolution no. 23/21

The majority of the members of the CCAE, necessarily including members that are not part of the Board of Directors, must meet the following criteria of independence, under the terms of CVM Resolution 23/21:

I)	cannot be, or have been in the last five (5) years: a) an officer or employee of the Company, its direct or indirect parent company, subsidiary, affiliate or company under common control; or b) partner, technical manager or member of the independent auditor's work team - Legal entity; and

II)	cannot be a spouse, a relative in a direct or collateral line, up to the third degree, and by affinity, up to the second degree, of the people mentioned in item I above.

3.3.	Expert Member Qualification:

The Expert Member of the CCAE must prove his/her experience by means of:

I)	knowledge of generally accepted accounting principles and financial statements;

II)	ability to evaluate the application of these principles in relation to key accounting estimates;

III)	experience preparing, auditing, analyzing or evaluating financial statements that are comparable in scope and complexity to the Company's;

IV)	educational background compatible with the corporate accounting knowledge required for CCAE's activities; and

V)	knowledge of internal controls and corporate accounting procedures.

Compliance with the above requirements must be proven by means of documentation kept at the Company's headquarters, at the disposal of the CVM, for a period of five (5) years as from the last day of the term of office of the CCAE member.

3.4.	Coordination

The CCAE coordinator shall have the following duties:

i.	To submit to BoD’s approval, on an annual basis, the CCAE program, previously aligned with the other CCAE members, and to supervise its implementation;

ii.	To lead the R-Compliance and to agree on, follow up and assess, with input from the other CCAE members and the Braskem BL, its Action Plan (“AP”), as well as to follow up and assess its implementation and performance results;

iii.	To propose to the CCAE, whenever necessary, changes to the approved Basic Agenda and annual schedule, considering the recommendations of the other CCAE members;

iv.	To ratify the CCAE annual meetings schedule, before the BoD’s Executive Secretary (“Governance Secretary” or “S-BoD”) submits it to the members of the Committee;

v.      To call, conduct, and coordinate the CCAE meetings;

vi.	To set forth the need for extraordinary meetings, proposing dates for holding them and their respective agendas, in observance of the right of the other members to request that such meetings be called;

vii.	To ensure that the notice, agenda, and supporting material for meetings are forwarded to CCAE members, by the S-BoD, within the timeframe stipulated in these Rules;

viii.	To invite to take part at the CCAE meetings, whenever necessary or convenient, BoD members, Fiscal Council members the R-Compliance, Braskem’s administrators, other members, external consultants, as well as any other persons who hold information relevant to the purpose of the meeting. The invitation shall be made with the S-BoD’s support;

ix.	To submit to the BoD the analyses, opinions and reports drafted within the CCAE scope which must be submitted to the BoD;

x.	To inform the BoD members on the relevant aspects of the implementation and monitoring of the compliance system and of the risk management works, as well as relevant facts;

xi.	To inform immediately the members of the Fiscal Council of any acts or facts identified in the exercise of CCAE's functions that may impact the matters on which the Fiscal Council must opine, including errors, fraud and crimes;

xii.	To promote and accept interaction requests of the CCAE and the R- Compliance with related external entities, as well as to provide the operating experience of the CCAE and the R-Compliance for the members of Braskem and its controlled companies;

xiii.	To present to the BoD, at least quarterly, the matters and decisions of the CCAE, including the report on the transactions entered into between the Company and entities in which the Company's Board Members hold any equity interest (in the case of a closely-held company), or an equity interest equal to or greater than 20% (in the case of a publicly-held company), or entities in which such Board Members hold administrators positions, respecting the same materiality criteria as for Related-Party Transactions;

xiv.	To report to the Fiscal Council, at least quarterly, on the activities of the CCAE;

xv.	To attend the Company's Annual General Meeting, alone or accompanied by other members of the CCAE, when necessary or convenient, or, still, the Extraordinary General Meetings called to deliberate on matters of its competence, at the CCAE's discretion;

xvi.	To assure that the draft minutes of the meetings be sent to the Committee members for analysis within seven (7) business days after the meeting; and

xvii.      To submit to the BoD any proposals of updates to these Rules.

3.5.	Compensation

The remuneration of the CCAE's members will be defined by the BoD and, observing the policies and practices approved by the BoD, should offer direct compensation to its members for services rendered and recognize and reflect the demand of time, responsibilities, and complexity inherent to the position.

3.6.	Meetings

The CCAE develops its activities by means of work meetings, and, for such, it holds meetings, on an ordinary basis, at least every month, pursuant to the annual schedule approved and, on an extraordinary basis, whenever the CCAE coordinator or any of its members deems necessary, in alignment with the CCAE coordinator, or whenever the circumstances so require; in such a way that the accounting information is always appreciated before it is disclosed.

The CCAE annual meetings to analyze matters for the BoD’ resolution are to be held at least seven (7) consecutive days prior to the dates scheduled for Braskem’s Board of Directors Meetings (“BoDM” or “BoDMs”), unless the majority of its members agree on a shorter deadline, however, always prior to the BoDs.

The calls, agendas, as well as support materials for the meetings, shall be provided to the Committee members by the S-BoD, at least seven (7) consecutive days prior to the date of the meeting, unless the majority of its members agree on a shorter deadline, however, not shorter than forty-eight (48) hours; in such cases, a duly documented agenda must be provided.

The CCAE meetings shall be held, preferably, at Braskem's head office, and may be held remotely, by conference call, videoconference or any other means of communication that allows the identification of the Committee member and simultaneous communication with all the other people attending the meeting, whose recording is forbidden. In case of remote meetings, each CCAE member shall be individually and solely liable for taking all measures required to assure the strict confidentiality thereof, and access to any information dealt with in the meeting by persons not authorized by the CCAE coordinator is strictly prohibited. The means of communication to be used by Committee member shall be that informed by the Company’s Information Security Area. In case it is not possible to use the mean informed as above mentioned, the member of the Committee shall inform the S-BoD in advance the mean of communication to be used, so that the Information Security Area may validate it.

Preferably, all CCAE members shall take part in all meetings, whether in person or through videoconference or conference call, or by any other mean of communication. The minimum quorum to convene a meeting shall be more than half of its members. Any CCAE member unable to attend a meeting shall prior inform the CCAE coordinator and appoint, if applicable, which member shall represent him or her.

The CCAE’s decisions or recommendations are issued by the majority of its members and must be registered in minutes drafted by its S-BoD and, after being ratified by the CCAE members, released on Braskem’s Governance Internet website. The minutes must be filed by the Corporate Governance area, at the Company’s headquarters.

3.7.	Conflict of Interests

If any member of the Committee has a conflict of interest with a particular matter to be considered, he/she must promptly manifest this to the Coordinator or to the S-BoD, being prevented from deliberating or otherwise intervening in the matter that is the subject of the conflict. The Committee member's inability to participate will be noted in the minutes of the meeting. If he or she fails to express his or herself regarding any conflict of interest, any Committee member with knowledge of the situation shall do so. Exceptionally, with the purpose of protecting its interests, the Company, by decision of the Legal Department, may restrict access by the conflicted members to information and materials related to the subject matter of the conflict of interest, as well as to the excerpt of the meeting that deals with the matter.

3.8.	Miscellaneous

The S-BoD is responsible for providing support to the CCAE, according to the duties set forth in the BoD’s Internal Rules.

The communications between CCAE members and other assistants, whenever it occurs, must be made under a confidentiality regime.

In the event of any conflict between these Rules and the Company's Bylaws, the latter shall prevail, and these Rules shall be amended, as necessary.

These Internal Rules were approved at the ordinary meeting of Braskem’s Board of Directors held on November 08th, 2023 and will be made available on the Company’s website.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.